02034275

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dupont Canada Inc

*CURRENT ADDRESS

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 19   FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 5/23/02

82-79

DUPONT

ARIS
12-31-01

DUPONT CANADA INC.

ANNUAL INFORMATION FORM

FOR 2001

Dated May 3, 2002

TABLE OF CONTENTS

Trade Mark Identification

The DuPont Oval, Dacron®, Lycra®, Kevlar®, Nomex®, Suva® and Tyvek® are registered trademarks of E.I. du Pont de Nemours and Company. DuPont Canada Inc. is a licensee. Zodiaq™ is a trademark of E.I. du Pont de Nemours and Company. DuPont Canada Inc. is a licensee.

Incorporation

DuPont Canada Inc. (the "Corporation") was incorporated under the laws of Canada by letters patent dated November 18, 1910 and continued under the provisions of the Canada Business Corporations Act on June 1, 1979. Its articles were amended to effect the division of the Class A, Series 1 Common Shares (the "common shares") on a two for one basis in 1984 and again in 1987 and on a three for one basis, in 1994 and 2001. In 1993, the articles were amended to change the name of the Corporation from Du Pont Canada Inc. to DuPont Canada Inc.

The registered office and the principal place of business is located at 7070 Mississauga Road, Mississauga, Ontario, effective with approval of the shareholders at the Annual General Meeting, held in Mississauga on May 3, 2002.

Corporate Profile

The Corporation, whose business origins date from 1862, is a diversified industrial manufacturing company. Generally the Corporation upgrades basic chemicals into other products for use by manufacturers who convert such products into consumer and industrial goods. The wide range of products sold includes synthetic fibres, polymer resins, packaging films, automotive finishes, agricultural and industrial chemicals, and allied products. The Corporation's products are sold to approximately 1 700 customers located in Canada, the United States and in more than 40 other countries worldwide. Other than global DuPont affiliates, no single customer, or group of customers under common control, accounts for more than ten per cent of the Corporation's consolidated revenues. Details of sales transactions with affiliates are provided in Note 5 on page 33 of the 2001 Annual Report.

The Corporation has manufacturing plants in the province of Ontario at Ajax, Sarnia, Kingston, Maitland and Whitby; in the province of Quebec at Thetford Mines; in Vancouver, British Columbia and Paris, France. Sales offices and distribution centres are maintained in Quebec, Ontario and Alberta. All property titles are held in freehold without encumbrance except for those arising in the ordinary course of business, and the France location which is leased.

Recent Developments

The Corporation focuses increasingly on export markets. During the past five years, export sales have grown by 38 per cent, from $787 million or 43 per cent of total sales in 1996, to $1 084 million or 49 per cent of total sales in 2001. In 2001, export markets accounted for 83 per cent of total manufactured product revenue compared to 72 per cent in 1996. During this same period, total sales increased by 20 per cent.

The Corporation emphasizes the integration of its Canadian production facilities with the global facilities of its parent, E.I. du Pont de Nemours and Company ("E.I. du Pont"). This focus ensures that each product offered to the marketplace is sourced from the Canadian or global production site that provides the highest blend of product quality, cost competitiveness and customer service. In conjunction with E.I. du Pont, the Corporation continuously reviews its business unit portfolio to ensure that ongoing business units are globally competitive.

Business portfolio changes during the past five years include the following:

In July 1997, the Corporation announced jointly with the global DuPont Company, its intent to sell the hydrogen peroxide business unit. On March 31, 1998, the manufacturing facility located in Gibbons, Alberta was sold to Degussa Corporation. On December 18, 1998, the remaining manufacturing facility located in Maitland, Ontario was sold to Kemira Chemical Canada Inc.

On December 29, 1998, the Corporation purchased all outstanding common shares of Granirex Inc., a Quebec manufacturer of decorative and durable engineered-stone products used in flooring and other decorative surface applications.

Effective January 01, 2000, the Packaging and Films business unit was established as a wholly owned subsidiary of the Corporation and named Enhance Packaging Technologies Inc. This structure facilitates the pursuit of growth opportunities which lie outside of our primary markets.

Effective August 2000 the Corporation acquired 51 per cent of Brookdale International Systems Inc., a Vancouver based safety products company. This investment provides the Corporation with a unique opportunity to bring together advanced materials knowledge and a strong position in safety materials with Brookdale's proprietary technology in personal respiratory systems.

In November 2000, the Corporation became a minority investor in Primaxis Technology Ventures Inc., an early-stage seed capital fund company focused on the Canadian advanced technology sector.

Effective May 2001, the Corporation (through its' Enhance Packaging Technologies Inc. subsidiary) purchased the operating assets and business of Prepac SA France, a business involved in liquid packaging equipment manufacture.

In February 2002, E.I. du Pont de Nemours and Company, the Corporation's controlling shareholder, announced that it will align its business units into five market and technology-focused growth platforms and the creation of a new subsidiary to be called DuPont Textiles and Interiors ("DTI"). The intent is to separate DTI by the end of 2003, and to consider an initial public offering of shares of this entity. Although the full implications of these changes are not yet known, DuPont Canada's goal is to maximize any opportunity and business potential that this transformation offers.

In February 2002, the Corporation and Technology Partnerships Canada announced a four year program to develop key components for the emerging fuel cell industry.

On March 26, 2002 the Corporation and Liqui-Box Corporation, a publicly traded liquid packaging company based in Worthington, Ohio, announced the signing of an agreement for DuPont Canada's wholly owned subsidiary, Enhance Packaging Technologies Inc. to acquire all of Liqui-Box's outstanding common shares pursuant to a merger transaction. The transaction is expected to close in the second quarter of 2002, subject to regulatory and Liqui-Box shareholder approval. The combination of Liqui-Box and the Corporation's Enhance Packaging Technologies subsidiary will operate as Liqui-Box, a DuPont Canada company, with operations in North America, South America, Europe and Asia.

Over the past five years, the Corporation has invested $510 million in capital projects focused on capacity increase, product quality improvement and the environmental stewardship of continuing operations.

Sales and Marketing

The Corporation is a primary manufacturer and its products, services and technology are sold principally to other manufacturers, with only a small portion reaching consumers in a form produced directly by the Corporation. The Corporation has approximately 375 marketing, market development, sales, customer service, regulatory and technical service representatives to serve the needs of its customers in key market segments. Locally manufactured products, which are exported are primarily marketed by E.I. du Pont regional locations.

The Corporation supplements its own technical information and patent rights with those of its parent, E.I. du Pont, for the manufacture and sale of the parent's products in Canada and, with respect to certain of these products, their sale abroad. In addition to products of its own manufacture, the Corporation markets a large number of products manufactured by E.I. du Pont, other global DuPont affiliates and some third party companies.

Business Segments

The Corporation is a diversified industrial company engaged in the manufacture of synthetic fibres, plastics and films, and chemicals and allied products which are marketed in Canada and around the world. The Corporation also offers the thousands of products and services of the global DuPont company to Canadian customers. There are five principal business segments: Nylon Enterprise, Performance Coatings and Polymers, Specialty Fibres, Specialty Materials and Specialty Polymers and Films.

Nylon Enterprise

Segmented financial data:	Year ended December 31				
(Million $)	1997	1998	1999	2000	2001
Net segment sales	$643	$715	$784	$807	$769
EBITDA[1]	162	188	214	191	146
Depreciation & amortization	25	32	37	39	44
Earning before income taxes	$138	$156	$178	$152	102
Income taxes	51	58	66	56	36
After-tax operating earnings	$87	$99	$112	$96	$66
Segment assets	$529	$594	$613	$680	$652
Capital expenditures	94	61	43	79	32

[1] Earnings Before Interest, Taxes, Depreciation, Amortization.

The Nylon Enterprise segment manufactures intermediate chemicals (primarily for nylon production) at the Maitland, Ontario, site, and nylon yarns and polymers at the Kingston, Ontario, site. These manufactured products are complemented with a full range of nylon yarn and fibres produced by other DuPont sites around the world and distributed to Canadian customers. Our Canadian-made nylon products, in turn, are exported to customers globally.

Performance Coatings & Polymers

Segmented financial data: (Million $)	Year ended December 31 1997	1998	1999	2000	2001
Net segment sales	$469	$471	$545	$551	$501
EBITDA[1]	97	85	102	107	73
Depreciation & amortization	9	6	6	7	7
Earning before income taxes	$89	$79	$96	100	66
Income taxes	33	29	35	37	23
After-tax operating earnings	$56	$50	$60	$63	$43
Segment assets	$186	$167	$165	$170	$156
Capital expenditures	10	5	6	15	5

[1] Earnings Before Interest, Taxes, Depreciation, Amortization.

The Performance Coatings & Polymers segment manufactures primer and top-coat automotive finishes at the Ajax, Ontario, site for Canadian automotive original equipment manufacturers (OEMs), manufacturers of painted plastic components and for automotive refinisher body shops across Canada. At the Kingston and Maitland, Ontario, sites this segment produces nylon-based engineering polymers used by custom moulders in both Canada and around the world. The segment also distributes to Canadian customers global DuPont's full line of automotive finishes and engineering polymers, the elastomeric products of the DuPont-Dow Elastomer joint venture, and the specialty polymers produced by Ferro Corporation.

Specialty Fibres

Segmented financial data: (Million $)	Year ended December 31 1997	1998	1999	2000	2001
Net segment sales	$193	$205	$208	$222	$216
EBITDA[1]	31	28	31	37	39
Depreciation & amortization	2	3	3	3	3
Earning before income taxes	$28	$25	$28	34	36
Income taxes	10	9	10	13	13
After-tax operating earnings	$18	$16	$18	$21	$23
Segment assets	$68	$68	$62	$75	$67
Capital expenditures	4	4	1	8	2

[1] Earnings Before Interest, Taxes, Depreciation, Amortization.

The Specialty Fibres segment produces Lycra® XA, an elastane fibre used in disposable diapers to produce "comfort-fit" characteristics in the legs and waistbands. This segment also offers global DuPont's full range of Lycra® fibre for apparel applications, Dacron® polyester fibres and yarns, Kevlar® and Nomex® elastane fibres, and Tyvek® spunbonded olefin.

Specialty Materials

Segmented financial data: (Million $)	Year ended December 31 1997	1998	1999	2000	2001
Net segment sales	$317	$345	$361	$356	$324
EBITDA[1]	25	27	26	29	34
Depreciation & amortization	5	5	5	6	6
Earning before income taxes	$20	$22	$21	$23	$28
Income taxes	7	8	8	9	10
After-tax operating earnings	$13	$14	$13	$15	$18
Segment assets	$123	$121	$164	$143	$128
Capital expenditures	2	3	3	3	5

[1] Earnings Before Interest, Taxes, Depreciation, Amortization.

The Specialty Materials segment produces Suva®-123 hydrochlorofluorocarbon (HCFC) used as a refrigerant in large industrial chillers and as a chemical intermediate in the production of other products. This segment also distributes the full range of global DuPont's industrial chemicals, performance chemicals, agricultural chemicals and safety systems to our Canadian customers. Results of Brookdale International Systems Inc. are also included in this segment.

Specialty Polymers and Films

Segmented financial data: (Million $)	Year ended December 31 1997	1998	1999	2000	2001
Net segment sales	$296	$305	$330	$368	$395
EBITDA[1]	45	45	49	55	53
Depreciation & amortization	7	6	8	9	13
Earning before income taxes	$38	$39	$41	46	40
Income taxes	14	15	16	16	16
After-tax operating earnings	$24	$25	$24	$30	$24
Segment assets	$125	$150	$165	$229	$236
Capital expenditures	13	5	10	11	10

[1] Earnings Before Interest, Taxes, Depreciation, Amortization.

The Specialty Polymers and Films segment manufactures polyethylene and nylon film and plastic netting for food, liquid and industrial applications at the Whitby, Ontario, site and liquid packaging equipment manufactured at Prepac in France. Adhesives and other modified polymers are produced at the Sarnia, Ontario, site. The plant in Thetford Mines, Quebec produces Zodiaq™ Quartz Surface products used in countertop and other interior applications. The segment also distributes to Canadian customers the full range of global DuPont's specialty films, polymers and printing products.

Raw Materials

The Corporation's purchases of raw materials and supplies are made from a variety of sources, principally within North America. Among the most important commodities purchased are adiponitrile, cyclohexane, polyethylene resins, ammonia, glycol, nitric acid, hydrocarbon solvents, perchlorethylene and hydrofluoric acid. Several hundred other materials are purchased in smaller quantities

Much of the Corporation's production is dependent, directly or indirectly, on hydrocarbons derived from crude oil and natural gas. At the present time, all materials are available in required quantities.

Research and Development

The Corporation's principal technology research and development activities are conducted at its Research and Development Centre in Kingston, Ontario, with additional R&D and related support activity being carried out at most plant sites, including an automotive finishes development laboratory in Ajax, Ontario and an Agricultural Chemicals Research Station in Hanley, Saskatchewan. The Research and Development Centre, with its complement of approximately 215 people, is a comprehensive facility, focused on polymeric materials and related areas and is equipped for laboratory, pilot plant and semi-works scale operation along with specialized analytical and physical testing services. These R&D activities are important because of the highly technical nature of the Corporation's business. A significantly increasing portion of the R&D activity in Canada is conducted on behalf of affiliates, for which the Corporation is reimbursed. During 2001, the Corporation expensed $11.7 million on research and development. The practice is to expense these costs as they are incurred.

Employee Relations

During 2002, the Corporation and its subsidiaries employed approximately 3,600 people in its plants and offices across Canada.

Approximately 50% of employees are represented by trade unions at four manufacturing locations. Collective agreements are negotiated on a local basis and have two-year terms. One agreement expires in November, 2002. There have been no work stoppages in the last 23 years.

Summary of Financial Information

Five Year Financial Data

Million $	1997	1998	1999	2000	2001
Net sales	$1909	$2025	$2211	$2289	2191
Other revenue	15	24	33	45	43
Earnings from continuing operations	196	220	253	269	222
from discontinued operations	16	79	-	-	-
Net earnings	212	299	253	269	222
Total assets	1505	1821	1951	2106	2231
Total long-term debt	0	0	0	0	0
Dollars per share (Adjusted for 3 for 1 split in 2001)					
Net earnings					
- per common share	$0.76	$1.07	$0.91	$0.97	$0.80
- fully diluted	0.76	1.06	0.90	0.96	0.79
Cash dividends					
- per common share					
- regular	0.18	0.21	0.23	0.28	0.37
- extraordinary	1.00	-	-	-	-

Items affecting comparability of the above data:

1997 the cash dividends per common share include an extraordinary cash dividend of $1.00 per share. The regular cash dividends were $0.18 per share.

1998 $79 million gain on sale of the Hydrogen Peroxide business operations, net of income taxes of $41 million.

Quarterly Financial Data

Million $ except per share amounts	Three Months Ended March 31	June 30	Sept. 30	Dec. 31
2001				
Sales and other revenue	$539	$645	$526	$483
Net earnings	49	72	55	46
- per common share	0.18	0.25	0.20	0.16
Cash dividends declared				
- per common share - regular	0.073	0.10	0.10	0.10
2000				
Sales and other revenue	$551	$673	$524	$541
Net earnings	54	79	62	75
- per common share	0.19	0.28	0.22	0.27
Cash dividends declared				
- per common share - regular	0.06	0.073	0.073	0.073

Investor Information

Dividend Policy

In 2001, the Corporation changed its target for regular dividends to achieve sustainable dividend payouts in the range of 30 to 50 per cent of cash flow from operations, excluding the impact of non-recurring items and fluctuations in working capital. The dividend rate is reviewed quarterly. The Corporation has no restrictions on dividend payout. Since 1995, there have been five dividend increases.

Securities Listings & Principal Shareholder

The Corporation is authorized to issue an unlimited number of Class A Common Shares, issuable in series. Currently, the only issued and outstanding shares are the Class A Common Shares, Series 1. The maximum number of Series 1 common shares is fixed at 486,000,000 shares. These shares are listed under the symbol DUP.A on the Toronto Stock Exchange. E.I. du Pont de Nemours and Company holds approximately 76 per cent of the 278,616,814 Class A Common Shares, Series 1, issued and outstanding as of December 31, 2001.

Directors – May 3, 2002

The following table sets forth the principal occupation and business of the directors, their municipality of residence and the date from which each director was associated with the Corporation in the capacity of director. Each director holds office for one year until the election of directors at the next Annual Meeting of Shareholders or until a successor is elected or appointed.

Name & Municipality of Residence	Principal Occupation	Director Since
D.W. Colcleugh Mississauga, Ontario	Chairman, President and Chief Executive Officer of the Corporation	1997 November
W.K. Dobson Uxbridge, Ontario	Professor and Director, Institute for International Business, Rotman School of Management, University of Toronto	1989 November
L.Y. Fortier, C.C., Q.C. Westmount, Quebec	Chairman and Senior Partner, Ogilvy Renault (Barristers and Solicitors)	1992 February
J.E. Fyrwald Wilmington, DE, USA	Vice President and General Manager Nutrition & Health E.I. du Pont de Nemours and Company	1999 May
P.S. Janson Toronto, Ontario	Chairman & Chief Executive Officer AMEC Inc. (Engineering Services Company)	2000 November
J.P. Jessup Chadds Ford, PA, USA	Vice President Finance & Controller E.I. du Pont de Nemours and Company	2001 February
K.R. McLoughlin Wilmington, DE, USA	Vice President & General Manager Nonwovens E.I. du Pont de Nemours and Company	1999 December
D.W. Muzyka Mexico City, Mexico	President and General Manager, DuPont Mexico	2002 May
Hon. G.F. Osbaldeston, P.C., C.C. London, Ontario	Professor Emeritus, Ivey School of Business, University of Western Ontario	1987 January
H.T. Richardson Winnipeg, Manitoba	President & Chief Executive Officer, James Richardson & Sons, Limited (Financial, Grain and Management Holding Company)	1997 April

The Corporation does not have an executive committee but is required by the Canada Business Corporations Act to have an Audit Committee, whose membership is as follows:

W.K. Dobson, Chair
L.Y. Fortier P.S. Janson
J.P. Jessup G.F. Osbaldeston
H.T. Richardson

All directors have held their present positions or other executive positions with the same or associated firms or organizations for the past five years.

Officers – May 3, 2002

The following table sets forth the officers of the Corporation, their municipality of residence and their position with the Corporation. All officers have held their positions or other executive positions with the Corporation for the past five years with the exception of Dave W. Colcleugh and William F. Matthews. Mr. Colcleugh returned to Canada in September 1997 to assume the position of President and Chief Executive Officer. Since 1994, he had been on assignment with global DuPont, most recently as President, DuPont Asia-Pacific. Prior to that assignment, he was a senior vice-president of the Corporation. Mr. Matthews held a variety of senior management positions with global DuPont prior to his appointment to Vice President and Chief Financial Officer in April 2001.

Name	Position	Municipality of Residence
Dave W. Colcleugh	Chairman of the Board, President and Chief Executive Officer	Mississauga, Ontario
James R. Barton	Chief Operating Officer	Oakville, Ontario
David K. Findlay	Vice-President	Mississauga, Ontario
Art Heeney	Vice-President	Erin, Ontario
William F. Matthews	Vice-President and Chief Financial Officer	Oakville, Ontario
Michael J. Oxley	Treasurer	Mississauga, Ontario
Ash Sahi	Vice-President	Bolton, Ontario
Seymour B. Trachimovsky	General Counsel and Corporate Secretary	Etobicoke, Ontario
Ronald A. Zelonka	Vice-President	Oakville, Ontario

All directors and senior officers of the Corporation, as a group, exercise control or direction over less than one per cent of the Corporation's common shares.

Additional Information Incorporated by Reference

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities, interests of insiders in material transactions, and corporate governance, is contained in the Corporation's Management Proxy Circular for its most recent annual meeting of shareholders held on May 3, 2002.

Management's Discussion and Analysis and the comparative Consolidated Financial Statements for the year ending December 31, 2001 appear on pages 16 to 40 of the 2001 Annual Report of the Corporation.

A copy of any the above mentioned documents may be obtained upon request from the Secretary of the Corporation.

In the event that the securities of the Corporation are in the course of distribution pursuant to a short form prospectus, or that a preliminary short form prospectus has been filed in respect to a distribution of the securities of the Corporation, any person may also request: a copy of interim financial statements issued subsequent to the 2001 Annual Report; and a copy of any document incorporated by reference into the short form prospectus or preliminary short form prospectus.

Please direct your requests to:

DuPont Canada Inc.
Box 2200, Streetsville
Mississauga, Ontario
L5M 2H3

Attn: Seymour Trachimovsky
General Counsel and
Corporate Secretary
(905) 821-5444